

SEC 02004900 COMMISSION



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MAR 07 2002
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SEC FILE NUMBER
8- ~~12-06215e6~~

17087

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMPREHENSIVE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 STEWART AVENUE SUITE 405
(No. and Street)

WESTBURY,	N.Y.	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN KEVORKIAN 516-832-8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONALD VALANE & CO., CPA'S PC
(Name — if individual, state last, first, middle name)

338 LAFAYETTE STREET	NEW YORK	N.Y.	10012
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, STEVEN KEVORKIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPREHENSIVE CAPITAL CORPORATION, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

BARBARA H. NUSIO
NOTARY PUBLIC - State of New York
No. 4798368
Qualified in Queens County
Commission Expires June 30, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPREHENSIVE CAPITAL CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001

DONALD R. VALANE, CPA PC
338 LAFAYETTE STREET
NEW YORK, NY 10012
212-879-2612

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Comprehensive Capital Corp.

We have audited the accompanying statement of financial condition of Comprehensive Capital Corp. as of December 31, 2001 and the related statements of operations, stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Capital Corp. as of December 31, 2001 and the results of its operations, stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States.



Donald R. Valane
Certified Public Accountant, P.C.

New York, New York
February 22, 2002

COMPREHENSIVE CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 80,873
Receivable from brokers and dealers	565,731
Securities owned	1,713,081
Fixed assets, net of accumulation depreciation of $ 18,870	44,032
Other assets	388,291
	$ 2,792,008

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, but not yet purchased	$ 11,671
Capitalized leases payable	35,965
Commissions payable	188,783
Accrued expenses and other liabilities	695,972
	932,391
Liabilities subordinated to the claims of general creditors	300,000
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par; authorized 200 shares; issued and outstanding 9 shares	16,091
Additional paid in capital	807,000
Retained earnings	736,526
	1,559,617
	$ 2,792,008

See notes to financial statements.

COMPREHENSIVE CAPITAL CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues:		
Realized gains (losses) on trading	$ (762,570)	$ 2,422,413
Unrealized gains	1,268,317	(847,983)
Commissions	1,817,442	3,851,427
Interest and dividends	166,077	362,014
Mutual fund	27,161	35,597
Miscellaneous	471,307	449,182
	2,987,734	6,272,650
Expenses:		
Salaries and payroll costs	904,395	1,400,885
Commissions and clearing charges	735,751	3,538,236
Communications	291,104	327,696
Occupancy and equipment rental	370,308	359,448
Depreciation	12,580	6,290
Interest	36,264	32,162
Other operating expenses	643,047	562,876
	2,993,449	6,227,593
Income (loss) before income taxes	(5,715)	45,057
Income taxes (credit)	(1,540)	1,549
Net income (loss)	$ (4,175)	$ 43,508

See notes to financial statements.

COMPREHENSIVE CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income	$ (4,175)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12,580
Increase in due from brokers and dealers	(281,853)
Decrease in securities owned	536,611
Increase in other assets	(196,925)
Decrease in securities sold, but not yet purchased	(2,935)
Decrease in commissions payable	(579,130)
Increase in accounts payable and other liabilities	359,674
Total adjustments	(151,978)
Net cash provided by (used in) operating activities	(156,153)
Cash flows from financing activities	
Principal payments on capital leases	(19,553)
Shareholder distribution	(15,000)
Net cash provided by (used in) financing activities	(34,553)
Net increase (decrease) in cash	(190,706)
Cash - Beginning of year	271,579
Cash - End of year	$ 80,873

Additional cash flow information

Cash paid during the year for:	
Interest	$ 36,264
Income taxes	$ -

See notes to financial statements.

COMPREHENSIVE CAPITAL CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - January 1, 2001	$ 16,091	$ 807,000	$ 755,701	$ 1,531,109
Net income (loss)	-	-	(4,175)	(4,175)
Shareholder Distribution	-	-	(15,000)	(15,000)
Balance - December 31, 2001	$ 16,091	$ 807,000	$ 736,526	$ 1,511,934

See notes to financial statements.

COMPREHENSIVE CAPITAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Balance - January 1, 2001	$ 300,000
Additions	-
Decreases	-
Balance - December 31, 2001	$ 300,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker dealer.

Income Taxes

The Company has elected to be taxed as an "S" Corporation for federal and state taxes. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to New York State Corporation tax on the difference between the tax rates on corporate and individual levels.

Securities Transactions

Securities transactions are recorded on settlement date, generally the third business day following the trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Securities Owned

Securities owned and securities sold, but not yet purchased are recorded at current market value and consist substantially of equities. Securities not readily marketable are valued at fair value as determined by management.

Fixed Assets

Depreciation of fixed assets is provided by application of the straight-line method over the estimated useful life as follows:

Office equipment	5 years

Clearing Arrangements

The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Wexford Clearing Services Corporation.

If a customer or a counter-party fail to perform, the Company may sustain a profit or a loss if the market value of the securities differs from the contract price. During the year ended December 31, 2001, no such material losses have occurred. The Company is located in New York and Florida and its customers are located throughout the United States.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the following:

a. Cash and cash equivalents in uninsured money market funds totaled $38,810 at December 31, 2001.

b. Securities owned totaling $1,713,081, which are being held by the Company's clearing firm are uninsured by SIPC.

3. FIXED ASSETS

Fixed assets consist of the following:

Equipment under capital leases	$ 62,902
Accumulated depreciation	18,870
Fixed assets, net	$ 44,032

For the year ended December 31, 2001, depreciation expense, which includes amortization under capital leases was $12,580.

4. Capital Lease Obligations

The Company has acquired certain equipment under capital leases expiring in 2003. The leases provide for monthly payments of principal and interest of $2,109 and have been capitalized at an imputed interest rate of 14.14%.

Aggregate maturities of the amount of capital leases at December 31, 2001 are as follows:

2002	25,307
2003	14,763
	40,070
Amount representing interest	4,105
Total (a)	$ 35,965

(a)—Total capital lease obligations represent present value of minimum lease payments.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors have been filed with the National Association of Securities Dealers, Inc. The liability consists of a note payable to a related party in the amount of $300,000 bearing interest at 9%, which is due March 6, 2018. Interest is payable at the discretion of the Company. As of December 31, 2001 none of the interest remains unpaid.

The subordinated borrowings are covered by agreements approved by NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid.

6. COMMITMENTS AND CONTINGENCIES

a. Lease

The Company sub-leases an office in Westbury, New York from a related party. There is no formal lease agreement between the Company and the related party. It is the intention of both parties to continue this arrangement until the expiration of the lease on May 31, 2003. Monthly payments on this sub-lease are approximately $ 11,800 per month. The payments are at the same terms as if both parties were unrelated.

6. COMMITMENTS AND CONTINGENCIES (continued)

a. Lease (continued)

The Company rents another branch office, in Boca Raton, Florida. This lease expires on June 15, 2003. Rent expense for the year ended December 31, 2001 was $343,913. Minimum future annual lease payments for this office and various computer leases are as follows:

Years ended December31:	
2002	$ 213,003
2003	140,135
Total	$ 353,138

b. Litigation

The Company is a defendant or co-defendant in several legal actions arising from the normal course of business. The ultimate outcome of these legal actions cannot be predicted with certainty. The Company's management believes the outcome of these matters will not have a material adverse effect on the financial statements of the Company.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform net capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $620,339, which was $321,339 in excess of its required net capital of $299,000. The Company had a ratio of aggregate indebtness to net capital of 1.5 to 1 as of December 31, 2001.

8. RELATED PARTY TRANSACTIONS

The Company entered into several material transactions with a related party (See notes 5 & 6a).

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY SEC 17a-15 OF THE SECURITIES AND EXCHANGE COMMISSION

Comprehensive Capital Corp.
Board of Directors and Stockholders

We have audited the financial statements of Comprehensive Capital Corp. as of and for the year ended December 31, 2001 and have issued our report thereon dated February 22, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Donald R. Valane
Certified Public Accountant, P.C.

New York, New York
February 22, 2002

COMPREHENSIVE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net Capital:		
Total stockholder's equity		$ 1,559,617
Liabilities subordinated to the claims of general creditors		300,000
Total capital and allowable subordinated liabilities		1,859,617
Deductions and/or charges		
Non-allowable assets		
Receivable from non customers	$ 340,123	
Net fixed assets	44,032	
Other assets and deductions	48,168	
	432,323	
Other deductions - securities subject to market blockage	467,914	
Total deductions and/or charges		900,237
Net capital before haircuts on securities positions		959,380
Haircuts		339,041
Net capital		$ 620,339
Aggregate Indebtness:		
Capitalized leases payable		$ 35,965
Accrued expenses and other current liabilities		695,972
Commissions payable		188,783
		$ 920,720
Computation of Basic Net Capital Requirements:		
Minimum net capital requirement based on stock in which market is made		$ 299,000
Excess of net capital over minimum requirements		$ 321,339
Excess net capital at 1000%:		
Basic net capital		$ 620,339
Aggregate Indebtness	$ 920,720	
10% of aggregate indebtness		92,072
Excess net capital at 1000%		$ 528,267
Aggregate indebtness to net capital		1.5 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 1999)		
Net capital, as reported in Company's part II (Unaudited) Focus report		$ 637,109
Net audit adjustments		(14,742)
Change in undue concentration		(488)
Change in haircuts		-
Change in non-allowable assets		(1,540)
Change in other deductions		-
Net capital per above		$ 620,339

COMPREHENSIVE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
STATEMENT OF HAIRCUTS
DECEMBER 31, 2001

		Percent of Haircut	Haircut
Securities at Market Value	$ 1,713,081		
Less: Securities subject to market blockage	467,914		
Less: Securities which are restricted and subject to a 100% haircut	167,725	100%	$ 167,725
Less: Securities with a limited market and subject to a 40% haircut	6,663	40%	2,665
Balance-Readily traded securities subject to a 15% haircut	1,070,779	15%	160,617
Shorts	11,671		
Less: 25% of longs	428,270		
Balance at 15%	(416,599)	15%	-
Money market	38,809	2%	776
Undue concentration longs (15% haircut)	48,387	15%	7,258
Undue concentrations shorts (15% haircut)	-	15%	-
Total haircuts			$ 339,041

SCHEDULE 2

COMPREHENSIVE CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

DONALD R. VALANE, CPA PC
338 LAFAYETTE STREET
NEW YORK, NY 10012
212-879-2612

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
Comprehensive Capital Corporation

In planning and performing our audit of the financial statements of Comprehensive Capital Corp. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures for determining compliance with the exemptive provisions of Rule 15c3-3). We did not review the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying the requirements for prompt payment for the securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions; however, we noted no matters involving the internal control structure that we consider to be material weakness as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weakness are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and or our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Donald R. Valane
Certified Public Accountant, P.C.

New York, New York
February 22, 2002